EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Successor(a)			Predecessor(a)
	Year Ended December 31, 2008	Year Ended December 31, 2007	Nine Months Ended December 31, 2006	Three Months Ended March 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
	(in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$458	$415	$102	$186	$412	$378
Fixed charges	122	139	100	35	114	106
Deduct:
Interest capitalized(b)	19	30	14	3	7	5

Total earnings (as defined for the Fixed Charges calculation)	$561	$524	$188	$218	$519	$479

Fixed charges:
Interest on debt, including capitalized portions	$113	$130	$95	$33	$105	$95
Estimate of interest within rental expense	9	9	5	2	9	11

Total fixed charges	$122	$139	$100	$35	$114	$106

Ratio of earnings to fixed charges	4.6	3.8	1.9	6.2	4.6	4.5

(a)	See Note 1 for additional information on Predecessor and Successor reporting.
(b)	Excludes equity costs related to AFUDC that are included in Other Income and Expenses in the Consolidated Statements of Operations.